TRANSGLOBE ENERGY CORPORATION ANNOUNCES
FIRST QUARTER 2009 FINANCIAL AND OPERATING RESULTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, May 7, 2009 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three-month period ended March 31, 2009. All dollar values are expressed in United States dollars unless otherwise stated. The conversion to barrels of oil equivalent (“Boe”) of natural gas to oil is made on the basis of six thousand cubic feet of natural gas being equivalent to one barrel (“Bbl”) of crude oil. With the sale of TransGlobe’s Canadian assets having closed on April 30, 2008, the results from the Canadian segment of operations are being presented as “discontinued operations” in this document.

HIGHLIGHTS

  Increased production levels in Q1-09 by 27% to 8,788 barrels of oil per day (“Bopd”) over Q4-2008;

  Achieved Q1-09 funds flow from operations of $8.6 million ($0.14/diluted share);

  Recorded a net loss of $5.0 million ($0.08 per share), mainly due to low oil prices;

  Completed a bought-deal financing for gross proceeds of approximately C$20.0 million in February;

  Balanced Q1-09 capital expenditures with funds flows from operations;

  Maintained $60.0 million lending facility;

  Increased production guidance for 2009 to 9,300 to 9,700 Bopd.

Corporate Summary

TransGlobe continued to build on its proven track record by growing production and reserves during the challenging economic period of early 2009. During the quarter, production averaged 8,788 Bopd, with just under 2,000 Bopd contributed by the new Hana West pool in the Arab Republic of Egypt (“Egypt”). Total average production during the month of April was 9,797 Bopd, which includes over 1,000 Bopd from the Hana West #5 well that was brought onstream on April 7. As a result, the Company’s annual average production forecast was increased to a range of 9,300 to 9,700 Bopd on April 9, 2009.

TransGlobe has maintained a strong balance sheet in an environment that is marked by a severe global financial crisis and low commodity prices. The Company’s banking syndicate recently re-determined TransGlobe’s lending facility at $60.0 million (unchanged). Additionally, in February 2009 TransGlobe raised gross proceeds of C$20.0 million in a bought-deal equity issue to further strengthen the balance sheet. TransGlobe balanced capital outlays with funds flows from operations during the first quarter of 2009 and expects to maintain this approach throughout the year.

In summary, TransGlobe has a solid production base that continues to grow and has significant upside potential from its extensive interests in Egypt and Yemen. Management is committed to increase reserves and production and enhance shareholder value.

A conference call to discuss TransGlobe’s first quarter results presented in this report will be held Thursday, May 7, 2009 at 2:30 PM Mountain Time (4:30 PM Eastern Time) and is accessible to all interested parties by dialing 1-416-641-6108 or toll-free 1-866-226-1792 (see also TransGlobe’s news release dated April 30, 2009). The webcast may be accessed at http://events.onlinebroadcasting.com/transglobe/050709/index.php.

Annual General Meeting of Shareholders Tuesday, May 12, 2009 at 3:00 PM Mountain Time Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, Canada

FINANCIAL AND OPERATING RESULTS

FINANCIAL AND OPERATING RESULTS
($000s, except per share, price, volume amounts and % change)

	Three Months Ended March 31
Financial	2009	2008	% Change
Oil and gas revenue	28,379	60,419	(53)
Oil and gas revenue, net of royalties and other	19,060	35,915	(47)
Derivative loss on commodity contracts	(200)	(3,911)	(95)
Operating expense	5,206	5,780	(10)
General and administrative expense	2,506	2,272	10
Depletion, depreciation and accretion expense	12,017	10,713	12
Income taxes	3,174	7,150	(56)
Funds flow from operations*	8,641	17,873	(52)
Basic per share	0.14	0.30
Diluted per share	0.14	0.30
Net (loss) income	(4,954)	4,458	(211)
Basic per share	(0.08)	0.07
Diluted per share	(0.08)	0.07
Capital expenditures	8,926	7,405	21
Acquisitions	-	44,218	(100)
Long-term debt, including current portion	57,347	95,601	(40)
Common shares outstanding
Basic (weighted average)	61,710	59,712	3
Diluted (weighted average)	61,710	60,567	2
Total assets	238,145	249,401	(5)
* Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Operating
Average production volumes (Boepd) (6:1)	8,788	7,845	12
Oil and liquids (Bopd)	8,788	6,698	31
Average price ($ per Bbl)	35.88	90.32	(60)
Gas (Mcfpd)	-	6,882	(100)
Average price ($ per Mcf)	-	8.46	(100)
Operating expense ($ per Boe)	6.58	8.10	(19)

Financial from Continuing Operations (excludes Canadian Operations)
Oil revenue	28,379	52,064	(45)
Oil revenue, net of royalties and other	19,060	29,348	(35)
Operating expense	5,206	3,923	33
Depletion and depreciation expense	12,017	8,026	50
Funds flow from continuing operations*	8,641	13,164	(34)
Basic per share	0.14	0.22
Diluted per share	0.14	0.22
Net (loss) income from continuing operations	(4,954)	2,353	(311)
Basic per share	(0.08)	0.04
Diluted per share	(0.08)	0.04
Capital expenditures	8,926	6,281	42
* Funds flow from continuing operations is a non-GAAP measure that represents cash generated from continuing operating activities before changes in non-cash working capital.

Operating from Continuing Operations (excludes Canadian Operations)
Average production volumes (Bopd)	8,788	6,322	39
Oil and liquids (Bopd)	8,788	6,322	39
Average price ($ per Bbl)	35.88	90.49	(60)
Operating expense ($ per Bbl)	6.58	6.82	(4)

FINANCIAL AND OPERATING RESULTS

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, TransGlobe operated)

Operations and Exploration

Five wells were drilled during the first quarter, resulting in four oil wells at Hana West (#2, #3, #4 and #5) and one water source well at Hana for the Hana waterflood project.

Subsequent to quarter-end, Hana West #6 was drilled to a total depth of 6,900 feet, encountering minor oil shows in the targeted lower Rudeis C zones. The well was plugged back and suspended pending a review of a sidetrack location to encounter the Asl C in a higher structural position.

The drilling rig has moved to East Hoshia to drill two exploration targets at East Hoshia #3 and #4. East Hoshia #3 is programmed to reach a total depth of approximately 9,000 feet. The well is targeting a 25 million barrel (unrisked, oil in place) Nubia prospect.

East Hoshia #4 is programmed to reach a total depth of approximately 8,650 feet appraising the 50 million barrel (unrisked, oil in place) East Hoshia Thebes pool which was initially drilled at East Hoshia #2. As previously disclosed (March 12, 2009), East Hoshia #2 encountered a 468-foot fractured carbonate with extensive oil shows in the Thebes formation. The well was initially completed with an un-cemented liner (800 foot interval) to minimize reservoir damage to the fractured carbonates. The extended production test produced water, with a skim of oil. It is suspected that a highly fractured formation just above the Thebes formation dominated the production test and therefore the Thebes remains untested. The Thebes test was subsequently suspended, and the well was re-completed in the Rudeis formation, which tested light 27° API oil. The Rudeis formation was stimulated at the end of April. It is expected to produce 20 to 50 barrels of oil per day.

The Company initiated extended water injection tests at Hana in July 2008 and at Hoshia in September 2008, to evaluate potential waterfloods for the respective fields. A positive pressure and oil production response was measured in the offsetting producers in the Hana field during the first quarter. Based on reservoir simulation work and positive field performance to date, the Company is moving forward with plans to design and implement full-field enhanced recovery projects at both Hana and Hoshia. It is expected that both projects should significantly increase the recoverable reserves. The Company is targeting 9.8 million barrels of recoverable oil from waterflood projects at Hana and Hoshia. In addition, successful ASP (Alkaline Surfactant Polymer) floods could recover an additional 8.0 million barrels of oil from the Hana and Hoshia projects.

TransGlobe completed a 360+ km2 3-D seismic acquisition program covering the East Hoshia, Hoshia, North Hoshia, Arta and East Arta development areas in October 2008. The processed data was received at year-end and interpretation is underway. The East Hoshia #3 and #4 prospects were mapped using the new 3-D.

Production

Production from West Gharib averaged 5,364 Bopd to TransGlobe during the quarter, up 1,959 Bopd over the previous quarter, representing a 58% increase in total field production. The production increase is primarily due to the successful appraisal drilling at Hana West (#2, #3, #4 and #5) and improved pump performance at Hana and Hoshia.

Production increased to 6,498 Bopd during April with the addition of 1,000+ Bopd from Hana West #5 on April 7, 2009.

Quarterly West Gharib Production (Bopd)

	2009	2008
	Q-1	Q-4	Q-3	Q-2
Gross production rate	5,364	3,405	3,278	3,758
TransGlobe working interest	5,364	3,405	3,096	3,352
TransGlobe net (after royalties)	3,491	2,228	1,872	1,907
TransGlobe net (after royalties and tax)*	2,726	1,742	1,367	1,311

*	Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out of the government’s share of production sharing oil.

Nuqra Block 1, Arab Republic of Egypt (71.43% working interest, TransGlobe operated)

Operations and Exploration

TransGlobe has identified a prospect that appears to be similar to the oil discovery announced by a nearby operator at Al Baraka #1 and #2 on the Kom Ombo Concession, located immediately west of the Nuqra Concession. The Company has discussed rig-sharing possibilities with the adjacent operators to facilitate a potential 2010 drilling program.

YEMEN EAST- Masila Basin

Block 32, Republic of Yemen (13.81% working interest)

Operations and Exploration

One development well was drilled during the quarter, resulting in an oil well at Tasour.

With the fuel-gas project operational in late 2008, total diesel consumption on Block 32 has been reduced by approximately 50% during the first quarter. The Block 32 diesel topping plant has sufficient capacity to meet the Block’s reduced diesel requirements eliminating the need to purchase diesel. All the electricity for pumping and running the Central Production Facility was previously generated from diesel-fired generators, which cost in excess of $7.0 million (gross) in 2008.

FINANCIAL AND OPERATING RESULTS

Production

Production from Block 32 averaged 6,257 Bopd (864 Bopd to TransGlobe) during the quarter, representing a 5% increase from the previous quarter primarily due to the Tasour development well placed on production in January.

Production averaged approximately 6,430 Bopd (888 Bopd to TransGlobe) during April.

Quarterly Block 32 Production (Bopd)

	2009	2008
	Q-1	Q-4	Q-3	Q-2
Gross production rate	6,257	5,966	7,275	7,511
TransGlobe working interest	864	824	1,005	1,037
TransGlobe net (after royalties)	606	477	514	521
TransGlobe net (after royalties and tax)*	523	382	378	377

*	Under the terms of the Block 32 PSA, royalties and taxes are paid out of the government’s share of production sharing oil.

Block 72, Republic of Yemen (33% working interest)

Operations and Exploration

The Block 72 joint venture partnership entered the second 30-month exploration period in January which carries a commitment of one exploration well. Under the terms of the Block 72 Production Sharing Agreement (“PSA”), there was no acreage relinquishment at the end of the first exploration period.

Block 84, Republic of Yemen (33% working interest)

Operations and Exploration

The PSA for Block 84 was signed with the Ministry of Oil and Minerals (“MOM”) on April 13, 2008. The PSA is awaiting final approval and ratification.

YEMEN WEST- Marib Basin

Block S-1, Republic of Yemen (25% working interest)

Operations and Exploration

The Operator has delayed development drilling planned for the An Nagyah field until the latter half of 2009. The drilling services are being re-tendered to capture the benefits expected from reduced demand for equipment in the upstream oil industry.

The operator of the Block S-1 joint venture group has continued discussions with MOM regarding a potential development project to produce and sell known deposits of gas at the An Naeem discovery on Block S-1.

A 3-D seismic program commenced in March 2009 to define additional exploration drilling locations on Block 75 and Block S-1.

Production

Production from Block S-1 averaged 10,240 Bopd (2,560 Bopd to TransGlobe) during the first quarter, representing a decrease of 4% over the prior quarter. Approximately 600 Bopd (150 Bopd to TransGlobe) of production was curtailed during the quarter due to a gas injection compressor failure which was repaired in late April.

Production averaged approximately 9,644 Bopd (2,411 Bopd to TransGlobe) during April.

Quarterly Block S-1 Production (Bopd)

	2009	2008
	Q-1	Q-4	Q-3	Q-2
Gross field production rate	10,240	10,656	11,336	11,573
TransGlobe working interest	2,560	2,664	2,834	2,894
TransGlobe net (after royalties)	1,777	1,541	1,450	1,453
TransGlobe net (after royalties and tax)*	1,603	1,236	1,067	1,051

*	Under the terms of the Block S-1 PSA royalties and taxes are paid out of the government’s share of production sharing oil.

Block 75, Republic of Yemen (25% working interest)

Operations and Exploration

The PSA for Block 75 was ratified and signed into law effective March 8, 2008. A joint (Block 75 and S-1) 340 km² 3-D seismic acquisition program primarily focused on Block 75, commenced in March 2009. It is expected that field acquisition will be completed by mid-year, to be followed by processing and interpretation. Exploration drilling could occur in 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS

May 5, 2008

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2009 and 2008 and the audited financial statements and MD&A for the year ended December 31, 2008 included in the Company’s annual report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada in the currency of the United States (except where otherwise noted). Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F may be found in the Interactive Data Electronic Applications (“IDEA”) system at http://idea.sec.gov.

READER ADVISORIES

Forward-Looking Statements

This MD&A may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

Use of Barrel of Oil Equivalents

The calculation of barrels of oil equivalent (“Boe”) is based on a conversion rate of six thousand cubic feet of natural gas (“Mcf”) to one barrel (“Bbl”) of crude oil. Boe’s may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Non-GAAP Measures

            Funds Flow from Operations
This document contains the term “funds flow from operations” and “funds flow from continuing operations”, which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with Generally Accepted Accounting Principles (GAAP). Funds flow from operations and funds flow from continuing operations are non-GAAP measures that represent cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations and funds flow from continuing operations may not be comparable to similar measures used by other companies.

            Reconciliation of Funds Flow from Operations and Funds Flow from Continuing Operations

	Three Months Ended March 31
($000s)	2009	2008
Cash flow from operating activities	7,889	16,316
Changes in non-cash working capital from continuing operations	539	1,645
Changes in non-cash working capital from discontinued operations	213	(88)
Funds flow from operations	8,641	17,873
Less: Funds flow from discontinued operations	-	4,709

Funds flow from continuing operations	8,641	13,164

            Netback
Netback is a non-GAAP measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.

MANAGEMENT’S DISCUSSION AND ANALYSIS

TRANSGLOBE’S BUSINESS

TransGlobe is a Canadian-based, public company whose continuing activities are concentrated in two main geographic areas, the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”). Egypt and Yemen include the Company’s exploration, development and production of crude oil. TransGlobe disposed of its Canadian oil and gas operations in 2008 to reposition itself as a 100% oil, Middle East / North Africa growth company.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2009	2008

($000s, except per share, price and volume amounts)	Q-1	Q-4	Q-3	Q-2	Q-1
Total Operations
Average sales volumes (Boepd)	8,788	6,893	6,935	7,706	7,845
Average price ($/Boe)	35.88	46.18	104.55	110.21	84.63
Oil and gas sales	28,379	29,285	66,707	77,283	60,419
Oil and gas sales, net of royalties and other	19,060	18,272	36,577	41,629	35,915

Cash flow from operating activities	7,889	11,252	20,652	9,573	16,316
Funds flow from operations*	8,641	6,134	16,775	18,485	17,873
Funds flow from operations per share
- Basic	0.14	0.10	0.28	0.31	0.30
- Diluted	0.14	0.10	0.27	0.31	0.30

Net (loss) income	(4,954)	7,640	24,790	(5,365)	4,458
Net (loss) income per share
- Basic	(0.08)	0.14	0.41	(0.09)	0.07
- Diluted	(0.08)	0.13	0.41	(0.09)	0.07

Continuing Operations
Average sales volumes (Bopd)	8,788	6,893	6,935	7,283	6,322
Average price from continuing operations ($/Bbl)	35.88	45.97	104.55	112.59	90.49
Oil sales	28,379	29,151	66,707	74,616	52,064
Oil sales, net of royalties and other	19,060	17,765	36,577	39,541	29,348

Cash flow from operating activities	8,102	11,010	20,483	8,078	11,519
Funds flow from continuing operations*	8,641	5,579	16,775	16,841	13,164
Funds flow from continuing operations per share
- Basic	0.14	0.09	0.28	0.28	0.22
- Diluted	0.14	0.09	0.27	0.28	0.22

Net (loss) income	(4,954)	7,482	24,787	(11,449)	2,353
Net (loss) income per share
- Basic	(0.08)	0.13	0.41	(0.19)	0.04
- Diluted	(0.08)	0.12	0.41	(0.19)	0.04

Total assets	238,145	228,238	234,501	205,535	249,401
Cash and cash equivalents	22,041	7,634	8,593	11,673	11,935
Total long-term debt, including current portion	57,347	57,230	57,127	42,197	95,601
Debt-to-funds flow ratio	1.1	1.0	0.9	0.7	1.6

*

Funds flow from operations and funds flow from continuing operations are non-GAAP measures that represent cash generated from operating activities and continuing operating activities, respectively, before changes in non-cash working capital.

During the first quarter of 2009, TransGlobe has:

  Maintained a strong financial position, with the ability to finance capital programs with funds flow from continuing operations and cash on hand;
  Raised C$20.0 million in February 2009 through the issuance of common shares;
  Achieved record production from continuing operations of 8,788 Bopd in Q1-2009 (Q1-2008 – 6,322 Bopd), as a result of drilling successes on the West Gharib Concession in Egypt;
  Reported a debt-to-funds flow ratio of 1.1 at March 31, 2009 (March 31, 2008 – 1.6);
  Hedged 10% of its expected production in the remaining nine months of 2009 at an average floor price of $53.33/Bbl and an average ceiling price of $74.40/Bbl, providing an increased level of certainty to its funds flows in order to manage capital programs;
  Reported a realized derivative gain of $0.8 million in Q1-2009 (Q1-2008 – loss of $1.5 million);
  Reported a funds flow from continuing operations decrease of 34% from Q1-2008 due to a 60% decrease in commodity prices, offset by a 39% increase in sales volumes from continuing operations; and
  Reported a net loss from continuing operations in Q1-2009 of $5.0 million ($2.4 million net income reported in Q1-2008) mainly as a result of lower commodity prices in the quarter and higher depletion and depreciation expense in Egypt resulting from higher production volumes.

MANAGEMENT’S DISCUSSION AND ANALYSIS

2009 VARIANCES

	$000s	$Per Share Diluted	% Variance
Q1-2008 net income	4,458	0.07
Cash items
Volume variance	7,732	0.11	173
Price variance	(31,417)	(0.50)	(705)
Royalties	13,397	0.21	301
Expenses:
Operating	(1,283)	(0.02)	(29)
Realized derivative gain	2,275	0.04	51
Cash general and administrative	(58)	-	(1)
Current income taxes	4,058	0.06	91
Realized foreign exchange gain	(291)	-	(7)
Interest on long-term debt	1,127	0.02	25
Other income	(63)	-	(1)
Total cash items variance	(4,523)	(0.08)	(102)
Non-cash items
Unrealized derivative gain	1,436	0.02	32
Depletion, depreciation and accretion	(3,991)	(0.06)	(90)
Stock-based compensation	(176)	-	(4)
Amortization of deferred financing costs	(53)	-	(1)
Non-cash income from discontinued operations	(2,105)	(0.03)	(46)
Total non-cash items variance	(4,889)	(0.07)	(109)

Q1-2009 net loss	(4,954)	(0.08)	(211)

Net income decreased by $9.4 million in Q1-2009 compared with Q1-2008 mainly as a result of lower commodity prices, increased depletion and depreciation and higher operating expenses, offset by higher production volumes, lower royalties and taxes and derivative gains.

BUSINESS ENVIRONMENT

The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2009	2008
	Q-1	Q-4	Q-3	Q-2	Q-1

Dated Brent average oil price ($/Bbl)	44.40	54.91	114.78	121.38	96.90
U.S./Canadian Dollar average exchange rate	1.2453	1.2125	1.042	1.010	1.004

The price of Dated Brent oil averaged $44.40/Bbl in Q1-2009, a decrease of 54% from the Q1-2008 price of $96.90/Bbl. Financial market instability and a worldwide recession resulted in a steep decline in the price of Dated Brent oil in Q4-2008, with lower price levels continuing into 2009.

The current global financial crisis has reduced liquidity in financial markets, restricted access to capital and caused significant volatility in commodity prices. These issues are expected to negatively impact the economy for the remainder of 2009. TransGlobe’s management believes the Company is well positioned to weather the current world-wide economic crisis because of its manageable debt levels, positive cash generation from operations, and the availability of cash and cash equivalents.

In light of the current economic environment, TransGlobe has reduced its capital spending in 2009 and is reviewing costs and efficiency opportunities in the organization. The Company designed its 2009 budget to be flexible, allowing spending to be adjusted as commodity prices change and forecasts are reviewed. To enhance the Company’s liquidity and to fund capital projects in Egypt where a significant discovery in 2008 resulted in production increases throughout the first quarter of 2009, the Company raised C$20.0 million in gross proceeds by issuing 5,798,000 common shares in February.

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

Corporate Acquisition

On February 5, 2008, the Company acquired all the shares of GHP Exploration (West Gharib) Ltd. (“GHP”) for total consideration of $40.2 million, plus transaction costs and working capital adjustments, effective September 30, 2007. This acquisition was funded by bank debt and cash on hand. GHP holds a 30% working interest in the West Gharib Concession area in the Arab Republic of Egypt (“Egypt”). With the acquisition of GHP, the Company holds 100% working interest in the West Gharib Production Sharing Concession (“PSC”), with working interest of 100% in the Hana development lease and an effective working interest of 75% in the eight non-Hana development leases. TransGlobe is the operator of the West Gharib Concession.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Property Acquisition

On August 18, 2008, TransGlobe completed an oil and gas property acquisition in Egypt for the remaining 25% financial interest in the eight non-Hana development leases in the West Gharib Concession. The total cost of the acquisition was $18.0 million. In addition, the Company could pay up to $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and in the South Rahmi (up to $2.0 million) development leases, to be evaluated annually. As at December 31, 2008, no additional fees are due in 2009. Following this acquisition, TransGlobe now holds 100% working interest in the West Gharib Concession in Egypt.

Discontinued Operations

TransGlobe sold its Canadian segment of operations on April 30, 2008 to allow the Company to focus on the development of its Middle East/North Africa assets. The sale price of the assets was C$56.7 million, subject to normal closing adjustments. Accordingly, the Canadian segment has been reclassified as discontinued operations in the Consolidated Financial Statements. This is further discussed in the MD&A section entitled “Operating Results From Discontinued Operations”.

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest Before Royalties and Other

			Three Months Ended
			March 31, 2009	March 31, 2008*	% Change
Egypt	- Oil sales	Bopd	5,364	2,432	121
Yemen	- Oil sales	Bopd	3,424	3,890	(12)
Total continuing operations – daily sales volumes		Bopd	8,788	6,322	39
Canada	- Oil and liquids	Bopd	-	376	(100)
	- Gas sales	Mcfpd	-	6,882	(100)
Canada		Boepd	-	1,523	(100)

Total Company – daily sales volumes		Boepd	8,788	7,845	12

*	Egypt includes the operating results of GHP for the period February 5, 2008 to March 31, 2008. In that period, production averaged 1,009 Bopd for a quarterly average of 621 Bopd.

Netback from Continuing Operations

Consolidated	Three Months Ended
	March 31, 2009		March 31, 2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	28,379	35.88	52,064	90.49
Royalties and other	9,320	11.78	22,716	39.48
Current taxes	3,174	4.01	7,232	12.57
Operating expenses	5,206	6.58	3,923	6.82

Netback	10,679	13.51	18,193	31.62

Egypt

	Three Months Ended
	March 31, 2009		March 31, 2008*
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	15,396	31.89	17,626	79.63
Royalties and other	5,377	11.14	7,561	34.16
Current taxes	2,196	4.55	3,124	14.11
Operating expenses	2,787	5.77	711	3.21

Netback	5,036	10.43	6,230	28.15

*	The netback for Egypt for Q1-2008 includes average quarterly production of 621 Bopd from the GHP acquisition that closed on February 5, 2008.

The netback per Bbl in Egypt decreased 63% in the first three months of 2009 compared with the same period of 2008, mainly as a result of the 60% drop in oil prices. The oil price decreases were partially offset by lower royalty and tax rates and a 121% increase in sales volumes over Q1-2008. The average selling price during the three months ended March 31, 2009 was $31.89/Bbl, which represents a gravity/quality adjustment of approximately $12.51/Bbl to an average dated Brent price for the period of $44.40/Bbl.

  Royalties and taxes as a percentage of revenue decreased to 49% in Q1-2009, compared with 61% in Q1-2008. Royalty and tax rates fluctuate in Egypt due to changes in the cost oil whereby the PSC allows for recovery of operating and capital costs through a reduction in government take.

  Operating costs for the three months ended March 31, 2009 increased 79% to $5.77/Bbl (Q1-2008 - $3.21/Bbl). The increased operating costs reflect a higher number of workovers on the West Gharib PSC and increased staffing levels over 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Yemen

	Three Months Ended
	March 31, 2009		March 31, 2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	12,983	42.13	34,438	97.29
Royalties and other	3,943	12.80	15,155	42.81
Current taxes	978	3.17	4,108	11.60
Operating expenses	2,419	7.85	3,212	9.07

Netback	5,643	18.31	11,963	33.81

In Yemen, the netback per Bbl decreased 46% in the first three months of 2009 compared with the same period of 2008 primarily as a result of oil prices decreasing by 57%, partially offset by lower royalty and tax rates.

  Royalty and current income tax costs decreased 74% mainly as a result of lower commodity prices. Royalties and taxes as a percentage of revenue decreased to 38% in Q1-2008 compared with 56% in Q1-2007. Royalty and tax rates fluctuate in Yemen due to changes in the amount of cost sharing oil, whereby the Block 32 and Block S-1 Production Sharing Agreements (“PSAs”) allow for the recovery of operating and capital costs through a reduction in Ministry of Oil and Minerals’ take of oil production.

  Operating expenses on a Bbl basis decreased 13% to $7.85/Bbl in Q1-2009 compared with $9.07/Bbl in Q1-2008 due to lower costs on Block 32 associated with the utilization of solution gas to replace diesel for power generation.

DERIVATIVE COMMODITY CONTRACTS

TransGlobe uses hedging arrangements as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs. The hedging program was expanded significantly in Q3-2007 due to a marked increase in debt levels and again in Q1-2009 to protect the cash flows from the added risk of commodity price exposure and in order to comply with the covenants set forth by the Company’s lending institutions.

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets, with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

From a corporate perspective, the weak oil prices in the first three months of 2009 had a negative impact on the Company’s revenue; however, these prices resulted in $0.8 million of realized gains recorded on the derivative commodity contracts compared with $1.5 million of realized losses in the first three months of 2008. The mark-to-market valuation of TransGlobe’s future derivative commodity contracts decreased from a $2.8 million asset at December 31, 2008 to a $1.8 million asset at March 31, 2009 due to the strengthening of commodity prices since December 31, 2008, thus resulting in a $1.0 million unrealized loss on future derivative commodity contracts being recorded in the period.

	Three Months Ended
($000s)	March 31, 2009	March 31, 2008
Realized cash gain (loss) on commodity contracts*	771	(1,504)
Unrealized loss on commodity contracts**	(971)	(2,407)

Total derivative loss on commodity contracts	(200)	(3,911)

*	Realized cash gain (loss) represents actual cash settlements or receipts under the respective contracts.
**	The unrealized loss on derivative commodity contracts represents the change in fair value of the contracts during the period.

If the Dated Brent oil price remains at the level experienced at the end of Q1-2009, the derivative asset will be realized over the next two years. However, a 10% decrease in Dated Brent oil prices would result in a $1.5 million increase in the derivative commodity contract asset, thus increasing the unrealized gain by the same amount. Conversely, a 10% increase in Dated Brent oil prices would decrease the unrealized gain on commodity contracts by $1.5 million. The following commodity contracts are outstanding at March 31, 2009.

Dated Brent Pricing
Period	Volume	Type	Put-Call
Crude Oil
April 1, 2009-December 31, 2009	12,000 Bbls/month	Financial Collar	$60.00-$82.10
April 1, 2009-December 31, 2009	6,000 Bbls/month	Financial Collar	$60.00-$86.10
January 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00-$84.25
April 1, 2009-December 31, 2009	12,000 Bbls/month	Financial Collar	$40.00-$55.00
January 1, 2010-August 31, 2010	9,000 Bbls/month	Financial Collar	$40.00-$80.00

The total volumes hedged for the following years are:

	Nine months
	2009	2010
Bbls	270,000	168,000
Bopd	982	460

At March 31, 2009, $1.5 million of the derivative commodity contracts were classified as current assets and $0.3 million of the derivative commodity contracts were classified as long-term assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS

GENERAL AND ADMINISTRATIVE EXPENSES (G&A)

	Three Months Ended
	March 31, 2009		March 31, 2008
(000s, except Boe amounts)	$	$/Boe	$	$/Boe
G&A (gross)	2,899	3.67	2,509	3.51
Stock-based compensation	490	0.62	314	0.44
Capitalized G&A	(877)	(1.11)	(508)	(0.71)
Overhead recoveries	(6)	(0.01)	(43)	(0.06)

G&A (net)	2,506	3.17	2,272	3.18

General and administrative expenses increased 10% (flat on a Boe basis) in the first three months of 2009 compared with the same period in 2008. The G&A per Boe is lower mainly as a result of increased production from the West Gharib acquisitions. Higher staffing levels and travel costs contributed to the rise in total G&A expense for the Company.

INTEREST ON LONG-TERM DEBT

Interest expense for the three months ended March 31, 2009 decreased to $0.6 million (2008 - $1.7 million). Interest expense includes interest on long-term debt and amortization of transaction costs associated with long-term debt. During the quarter, the Company expensed $0.1 million of transaction costs (2008 - $0.1 million). The Company had $58.0 million of debt outstanding at March 31, 2009 (March 31, 2008 - $98.0 million). The long-term debt bears interest at the Eurodollar Rate plus three percent.

DEPLETION AND DEPRECIATION (“DD&A”)

	Three Months Ended
	March 31, 2009		March 31, 2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	9,473	19.62	4,927	22.26
Yemen	2,501	8.12	3,062	8.62
Corporate	43	-	37	-

	12,017	15.19	8,026	13.95

In Egypt, DD&A increased to $9.5 million in Q1-2009 (Q1-2008 - $4.9 million) due to DD&A charges on new production from the West Gharib PSC in Egypt. The high DD&A costs per Boe result from the fact that DD&A is depleted on proved reserves, while the purchase price for the Egypt acquisitions was based on proved plus probable reserves. This DD&A rate in Egypt per Boe will continue to decrease as the probable reserves are converted to proved reserves.

In Yemen, DD&A on a Boe basis remained essentially flat in Q1-2009 over Q1-2008, decreasing slightly due to reserve additions on Block S-1 and Block 32 at year end.

In Egypt, unproven properties of $10.0 million (2008 - $9.9 million) relating to Nuqra ($8.0 million) and West Gharib ($2.0 million) were excluded from the costs subject to depletion and depreciation in the quarter. In Yemen, unproven property costs of $7.5 million (2008 - $6.5 million) relating to Block 72, Block 75 and Block 84 were excluded from the costs subject to depletion and depreciation in the quarter.

CAPITAL EXPENDITURES

	Three Months Ended
($000s)	March 31, 2009	March 31, 2008
Egypt	7,309	3,318
Yemen	1,545	2,947
Corporate	72	16
	8,926	6,281
Acquisition	-	36,601

Total	8,926	42,882

In Egypt, total capital expenditures in Q1-2009 were $7.3 million. The Company drilled five wells in the quarter resulting in four oil wells at Hana West and one water source well at Hana.

In Yemen, total capital expenditures in Q1-2009 were $1.5 million. The Company drilled one oil well at the Tasour field on Block 32 during the quarter.

OUTSTANDING SHARE DATA

As at March 31, 2009, the Company had 65,327,839 common shares issued and outstanding.

In the first quarter of 2009, the Company issued 5,798,000 common shares at C$3.45 per common share for gross proceeds of C$20.0 million (net C$18.6 million).

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company has received regulatory approval to purchase, from time to time, as it considers advisable, up to 5,558,322 common shares under a Normal Course Issuer Bid which commenced August 1, 2008 and will terminate July 31, 2009. During the quarter ended March 31, 2009, the Company did not repurchase any common shares. During the year ended December 31, 2008, the Company repurchased and cancelled 300,000 common shares at an average price of C$3.87 per share. The excess of the purchase price over the book value in the amount of $0.9 million was charged to retained earnings during the year.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to measure the Company’s overall financial strength is debt-to-funds flow from operating activities (calculated on a 12-month rolling basis). TransGlobe’s debt-to-funds flow from operating activities ratio, a key short-term leverage measure, remained strong at 1.1 times at March 31, 2009. This was within the Company’s target range of no more than 2.0 times. At March 31, 2009, the Company’s bank facility was re-determined at $60.0 million. The next review is scheduled for September 30, 2009.

The following table illustrates TransGlobe’s sources and uses of cash during the periods ended March 31, 2009 and 2008:

Sources and Uses of Cash

	Three Months Ended
($000s)	March 31, 2009	March 31, 2008
Cash sourced
Funds flow from continuing operations*	8,641	13,164
Increase in long-term debt	-	40,000
Exercise of options	80	402
Issuance of common shares	15,146	-
Other	-	7
	23,867	53,573
Cash used
Exploration and development expenditures	8,926	6,265
Acquisition	-	44,218
Bank financing costs	-	1,148
Options surrendered for cash payments	-	256
	8,926	51,887
Net cash from continuing operations	14,941	1,686
Net cash from discontinued operations	(213)	1,719
Changes in non-cash working capital	(321)	(4,199)
Increase (decrease) in cash and cash equivalents	14,407	(794)
Cash and cash equivalents – beginning of period	7,634	12,729

Cash and cash equivalents – end of period	22,041	11,935

*	Funds flow from continuing operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Working capital is the amount by which current assets exceed current liabilities. At March 31, 2009 the Company had working capital of $38.1 million (December 31, 2008 - $24.0 million) including discontinued operations. Cash and cash equivalents increased due to the share issuance in Q1-2009 of C$20.0 million, before expenses.

The Company expects to fund its approved 2009 exploration and development program of $35.2 million ($26.3 million remaining) and contractual commitments through the use of working capital and cash generated by operating activities. The use of new financing during 2009 may also be utilized to accelerate existing projects, retire existing debt or to finance new opportunities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

At March 31, 2009, TransGlobe has a $60.0 million Revolving Credit Agreement of which $58.0 million is drawn.

($000s)	March 31, 2009	December 31, 2008
Revolving Credit Agreement	58,000	58,000
Unamortized transaction costs	(653)	(770)
	57,347	57,230

Current portion of long-term debt	-	-
Long-term debt	57,347	57,230

MANAGEMENT’S DISCUSSION AND ANALYSIS

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)		Payment Due by Period[1,2]
	Recognized					More
	in Financial	Contractual	Less than			than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	15,301	15,301	-	-	-
Long-term debt:
Revolving Credit Agreement	Yes-Liability	58,000	-	58,000	-	-
Office and equipment leases	No	685	243	442	-	-
Minimum work commitments[3]	No	10,500	1,400	2,500	6,600	-
Total		84,486	16,944	60,942	6,600	-

1	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2	Payments denominated in foreign currencies have been translated at March 31, 2009 exchange rates.
3	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Pursuant to the East Hoshia Development Lease in Egypt, the Company has committed to drilling three exploration wells and submitted a letter of production guarantee for $4.0 million ($1.4 million remaining) as security (expiring June 1, 2009). One exploration well has been drilled and a second well is currently drilling.

Pursuant to the PSA for Block 72 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $2.0 million ($0.7 million to TransGlobe) during the second exploration period. The second, 30-month exploration period commenced on January 12, 2009.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $7.0 million ($1.8 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and one exploration well. The first 36-month exploration period commenced March 8, 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the bid awarded for Block 84 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $20.1 million ($6.6 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and four exploration wells. The first 42-month exploration period will commence when the PSA has been approved and ratified by the government of Yemen, anticipated to occur in 2009.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and South Rahmi (up to $2.0 million) development leases, to be evaluated annually. As at December 31, 2008, no additional fees are due in 2009.

OPERATING RESULTS FROM DISCONTINUED OPERATIONS

The following applies to the Canadian operations only, the sale of which closed April 30, 2008. The Canadian operations and results have been accounted for as discontinued operations.

	Three Months Ended
	March 31, 2009		March 31, 2008
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Net operating results
Oil sales	-	-	1,632	91.18
Gas sales ($ per Mcf)	-	-	5,300	8.46
NGL sales	-	-	1,362	83.65
Other sales	-	-	61	-
	-	-	8,355	60.30
Royalties and other	-	-	1,788	12.91
Operating expenses	-	-	1,857	13.40

Netback	-	-	4,710	33.99

Depletion, depreciation and accretion	-	-	2,687	19.39

Future income taxes	-	-	82	0.59

Capital expenditures	-		1,140

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT STRATEGY AND OUTLOOK FOR 2009

TransGlobe is committed to maintaining its strong financial position to support capital programs and provide shareholders with an enhanced return on investment during the current challenging economic environment. Management has taken action to preserve the Company’s strong balance sheet through reduced capital spending, cost efficiency opportunities and raising $15.1 million (C$18.6 million), after share issue costs, in Q1-2009 through an issuance of common shares.

The 2009 outlook provides information as to management’s expectation for results of operations for 2009. Readers are cautioned that the 2009 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements” outlined on the first page of this MD&A.

2009 Outlook Highlights

  Production is expected to average between 9,300 and 9,700 Bopd, a 29% increase over the 2008 average production;
  Exploration and development spending is budgeted to be $35.2 million, a 20% decrease from 2008 (allocated 60% to Egypt and 40% to Yemen) funded from funds flow from operations and cash on hand; and
  Using the mid-point of production expectations and an average oil price assumption for the final three quarters of 2009 of $45.00/Bbl for Dated Brent oil, funds flow from operations is expected to be $32.3 million for the year.

2009 Production Outlook

In Q1-2009, TransGlobe increased its production guidance for 2009 to 9,300 to 9,700 Bopd (original guidance – 8,500 to 9,000 Bopd) primarily due to recent success at Hana West. This represents a 27% to 32% increase over the 2008 average production of 7,342 Boepd. Production from the West Gharib fields in Egypt is expected to average approximately 6,000 to 6,400 Bopd during 2009, with the balance of approximately 3,300 Bopd coming from the Yemen properties.

Production Forecast
	2009 Guidance	2008 Actual	% Change*

Barrels of oil equivalent per day	9,300-9,700	7,342	29

*	% growth based on mid-point of outlook.

2009 Funds Flow From Operations Outlook

This outlook was developed using the above production forecast and an average Dated Brent oil price of $45.00/Bbl for the final three quarters of 2009.

2009 Funds Flow From Operations Outlook
($ million)	2009 Guidance	2008 Actual	% Change*

Funds flow from operations**	32.3	59.3	(46)

*	% growth based on mid-point of outlook.
**	Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

While production is forecast to grow by 29% year-over-year, funds flow from operations is expected to decrease by 46%, mainly as a result of lower oil prices. Variations in production and commodity prices during the last three quarters of 2009 could significantly change this outlook. An increase or decrease in the oil price of $1.00/Bbl would change anticipated funds flow by approximately $0.8 million for the year.

2009 Capital Budget
		2009
($ million)	Q1-2009 Actual	Annual Budget
Egypt	7.3	21.0
Yemen	1.5	14.0
Corporate	0.1	0.2
Total	8.9	35.2

In 2009, TransGlobe’s capital strategy is to maximize the value of its assets in Egypt and Yemen. In Egypt, the Company will focus its efforts on the new Hana West discovery, East Hoshia and waterflood projects at Hana and Hoshia. The Company plans to drill between five and seven wells on the West Gharib PSC during the remaining nine months of 2009. In Yemen, the Company plans to drill between four and eight wells in the remaining nine months of 2009. The 2009 capital budget is expected to be funded from funds flow and working capital. In Q1-2009, TransGlobe funded 97% of its capital expenditures through funds flow from operations. The Company has designed its 2009 budget to be flexible allowing spending to be adjusted as commodity prices change and forecasts are reviewed.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section is applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this Standard did not have an impact on the Consolidated Financial Statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. This standard is effective for the Company’s fiscal periods ending on or after January 20, 2009 with retrospect application. The application of this EIC did not have a material effect on the Company’s financial statements.

New Accounting Standards

a) Business Combinations

In December 2008, the CICA issued Section 1582, Business Combinations, which will replace CICA Section 1581 of the same name. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. The Company is currently evaluating the impact of this changeover on its Consolidated Financial Statements.

b) Non-Controlling Interests

In December 2008, the CICA issued Sections 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which along with Section 1603 replace existing Section 1600. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. These standards currently do not impact the Company as it has full controlling interest of all of its subsidiaries.

c) International Financial Reporting Standards

On February 13, 2008 the Canadian Accounting Standards Board has confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, International Financial Reporting Standards (“IFRS”) will replace Canada’s current GAAP for all publicly accountable profit-oriented enterprises.

The Company commenced its IFRS transition project in 2008 and has completed the project awareness and engagement phase of the IFRS transition project. Corporate governance over the project has been established and a steering committee and project team have been formed. The steering committee is comprised of members of management and executive and is responsible for final approval of project recommendations and deliverables to the Audit Committee and Board. Communication, training and education are an important aspect of the Company’s IFRS conversion project. Internal and external training and education sessions have been carried out and will continue throughout each phase of the project.

The Company is currently completing the diagnostic assessment phase by performing comparisons of the differences between Canadian GAAP and IFRS. The Company has determined that the most significant impact of IFRS conversion is to property and equipment. IFRS does not prescribe specific oil and gas accounting guidance other than for costs associated with the exploration and evaluation phase. The Company currently follows full cost accounting as prescribed in Accounting Guideline 16, Oil and Gas Accounting – Full Cost. Conversion to IFRS may have a significant impact on how the Company accounts for costs pertaining to oil and gas activities, in particular those related to the pre-exploration and development phases. In addition, the level at which impairment tests are performed and the impairment testing methodology will differ under IFRS. IFRS conversion will also result in other impacts, some of which may be significant in nature. The impact on the Company’s Consolidated Financial Statements cannot reasonably be determined at this time.

In 2009, the Company will begin the design, planning and solution development phase. Project team members will work in conjunction with representatives from the various operational areas to evaluate the specific impacts of IFRS conversion to TransGlobe, including the Company’s accounting policies, information and computer systems, internal and disclosure controls and financial reporting. The project team will develop recommendations and accounting policies, including the first-time adoption exemptions available upon initial transition to IFRS.

In addition, the Company is monitoring the International Accounting Standards Board’s active projects and all changes to IFRS prior to January 1, 2011 will be incorporated as required.

MANAGEMENT’S DISCUSSION AND ANALYSIS

DISCLOSURE CONTROLS AND PROCEDURES

As of March 31, 2009, an evaluation was carried out under the supervision, and with the participation, of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period, the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in its annual filings is recorded, processed, summarized and reported within the specified time periods.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe’s management has designed and implemented internal controls over financial reporting, as defined under Multilateral Instrument 52-109 of the Canadian Securities Administrators. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles, including a reconciliation to U.S. generally accepted accounting principles, focusing in particular on controls over information contained in the annual and interim financial statements.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

As at the date of this report, management is not aware of any change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Income (Loss) and Retained Earnings

(Unaudited – Expressed in thousands of U.S. Dollars, except per share amounts)

	Three Months Ended March 31
	2009	2008

REVENUE
Oil sales, net of royalties and other	$19,060	$29,348
Derivative loss on commodity contracts (Note 14a)	(200)	(3,911)
Other income	-	63
	18,860	25,500

EXPENSES
Operating	5,206	3,923
General and administrative	2,506	2,272
Foreign exchange loss	304	13
Interest on long-term debt	607	1,681
Depletion and depreciation (Note 4)	12,017	8,026

	20,640	15,915

Income (loss) before income taxes	(1,780)	9,585

Income taxes - current	3,174	7,232

NET (LOSS) INCOME FROM CONTINUING OPERATIONS	(4,954)	2,353
NET INCOME FROM DISCONTINUED OPERATIONS (Note 5)	-	2,105
NET (LOSS) INCOME	(4,954)	4,458

Retained earnings, beginning of period	88,430	57,787

RETAINED EARNINGS, END OF PERIOD	$83,476	$62,245

Net (loss) income from continuing operations per share (Note 12)
Basic	$(0.08)	$0.04
Diluted	$(0.08)	$0.04
Net income from discontinued operations per share (Note 12)
Basic	$-	$0.03
Diluted	$-	$0.03
Net (loss) income per share (Note 12)
Basic	$(0.08)	$0.07
Diluted	$(0.08)	$0.07

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited – Expressed in thousands of U.S. Dollars)

	Three Months Ended March 31
	2009	2008
Net (loss) income	$(4,954)	$4,458
Other comprehensive loss:
Foreign currency translation adjustment	-	(1,802)

COMPREHENSIVE (LOSS) INCOME	$(4,954)	$2,656

See accompanying notes to the consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

(Unaudited – Expressed in thousands of U.S. Dollars)

	As at	As at
	March 31, 2009	December 31, 2008

ASSETS
Current
Cash and cash equivalents	$22,041	$7,634
Accounts receivable	28,440	28,701
Derivative commodity contracts (Note 14a)	1,523	2,336
Prepaid expenses	735	822
Assets of discontinued operations (Note 5)	672	764

	53,411	40,257

Derivative commodity contracts (Note 14a)	315	472
Property and equipment (Note 4)	176,239	179,329
Goodwill (Note 6)	8,180	8,180

	$238,145	$228,238

LIABILITIES
Current
Accounts payable and accrued liabilities	$15,185	$15,852
Income taxes payable	79	79
Liabilities of discontinued operations (Note 5)	37	342

	15,301	16,273

Long-term debt (Note 7)	57,347	57,230

	72,648	73,503

Commitments and contingencies (Note 15)

SHAREHOLDERS’ EQUITY
Share capital (Note 8)	65,800	50,532
Contributed surplus (Note 10)	5,341	4,893
Accumulated other comprehensive income (Note 11)	10,880	10,880
Retained earnings	83,476	88,430

	165,497	154,735

	$238,145	$228,238

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Ross G. Clarkson	/s/ Fred J. Dyment

Ross G. Clarkson, Director	Fred J. Dyment, Director

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows

(Unaudited – Expressed in thousands of U.S. Dollars)

	Three months ended March 31
	2009	2008

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net (loss) income	$(4,954)	$4,458
Net income from discontinued operations	-	2,105
Net (loss) income from continuing operations	(4,954)	2,353
Adjustments for:
Depletion and depreciation	12,017	8,026
Amortization of deferred financing charges	117	64
Stock-based compensation (Note 9)	490	314
Unrealized loss on commodity contracts	971	2,407
Changes in non-cash working capital	(539)	(1,645)
Cash provided by continuing operations	8,102	11,519
Cash (used) provided by discontinued operations	(213)	4,797

	7,889	16,316

FINANCING
Increase in long-term debt	-	40,000
Deferred financing costs	-	(1,148)
Options surrendered for cash payments (Note 8)	-	(256)
Issue of common shares for cash (Note 8)	16,392	402
Issue costs for common shares (Note 8)	(1,166)	-
Changes in non-cash working capital	(1,086)	274

	14,140	39,272

INVESTING
Exploration and development expenditures	(8,926)	(6,281)
Acquisition	-	(44,218)
Changes in non-cash working capital	1,304	(2,828)
Cash used by continuing operations	(7,622)	(53,327)
Cash used by discontinued operations	-	(3,062)

	(7,622)	(56,389)

Effect of exchange rate changes on cash and cash equivalents	-	7

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	14,407	(794)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	7,634	12,729

CASH AND CASH EQUIVALENTS, END OF PERIOD	$22,041	$11,935

Supplemental Disclosure of Cash Flow Information
Cash interest paid	$490	$1,617
Cash taxes paid	3,174	7,232
Cash is comprised of cash on hand and balances with banks	10,154	11,935
Cash equivalents	11,887	-

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2009 and December 31, 2008 and for the periods ended March 31, 2009 and 2008
(Unaudited – Expressed in U.S. Dollars)

1. BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of TransGlobe Energy Corporation and its subsidiaries (“TransGlobe” or the “Company”) as at March 31, 2009 and December 31, 2008 and for the three-month periods ended March 31, 2009 and 2008, and are presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) on the same basis as the audited consolidated financial statements as at and for the year ended December 31, 2008, except as outlined in Note 2. These interim financial statements do not contain all the disclosures required for annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in TransGlobe’s annual report for the year ended December 31, 2008. In these interim consolidated financial statements, unless otherwise indicated, all dollars are expressed in United States (U.S.) dollars. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars.

2. CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section is applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this Standard did not have an impact on the Consolidated Financial Statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. This standard is effective for the Company’s fiscal periods ending on or after January 20, 2009 with retrospect application. The application of this EIC did not have a material effect on the Company’s financial statements.

New Accounting Standards

a) Business Combinations

In December 2008, the CICA issued Section 1582, Business Combinations, which will replace CICA Section 1581 of the same name. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. The Company is currently evaluating the impact of this changeover on its Consolidated Financial Statements.

b) Non-Controlling Interests

In December 2008, the CICA issued Sections 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which along with Section 1603 replace existing Section 1600. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. These standards currently do not impact the Company as it has full controlling interest of all of its subsidiaries.

c) International Financial Reporting Standards

On February 13, 2008 the Canadian Accounting Standards Board has confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, International Financial Reporting Standards (“IFRS”) will replace Canada’s current GAAP for all publicly accountable profit-oriented enterprises.

The Company has determined that the most significant impact of IFRS conversion is to property and equipment. IFRS does not prescribe specific oil and gas accounting guidance other than for costs associated with the exploration and evaluation phase. The Company currently follows full cost accounting as prescribed in Accounting Guideline 16, Oil and Gas Accounting – Full Cost. Conversion to IFRS may have a significant impact on how the Company accounts for costs pertaining to oil and gas activities, in particular those related to the pre-exploration and development phases. In addition, the level at which impairment tests are performed and the impairment testing methodology will differ under IFRS. IFRS conversion will also result in other impacts, some of which may be significant in nature. The impact on the Company’s Consolidated Financial Statements cannot be reasonably determined at this time.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. ACQUISITIONS

Corporate Acquisitions

GHP Exploration (West Gharib) Ltd.

On February 5, 2008, TransGlobe acquired all of the common shares of GHP Exploration (West Gharib) Ltd. (“GHP”) for cash consideration of $44.1 million, net of cash acquired. The results of GHP’s operations have been included in the consolidated financial statements since that date. GHP holds a 30% interest in the West Gharib Concession area in Egypt. TransGlobe funded the acquisition from bank debt of $40.0 million and cash on hand.

The acquisition has been accounted for using the purchase method with TransGlobe as the acquirer, and the purchase price was allocated to the fair value of the assets acquired and the liabilities assumed as follows:

Cost of acquisition (000s)
Cash paid, net of cash acquired	$44,095
Transaction costs	99

$44,194

Allocation of purchase price (000s)
Property and equipment	$36,602
Goodwill	3,602
Working capital, net of cash acquired	3,990

$44,194

The above allocation of the purchase price is final and reflects the post-closing adjustments settled in the three-month period ended June 30, 2008.

Property Acquisition

On August 18, 2008, TransGlobe completed an oil and gas property acquisition in Egypt for the 25% financial interest in the eight non-Hana development leases on the West Gharib Concession. The total cost of the acquisition was $18.0 million, adjusted to the effective date of June 1, 2008. In addition, the Company could pay up to an additional $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and in South Rahmi (up to $2.0 million) development leases. As at December 31, 2008, no additional fees are due in 2009. The value of the net assets acquired has been assigned to property and equipment. Following this property acquisition, TransGlobe now holds a 100% working interest in the West Gharib Concession in Egypt.

4. PROPERTY AND EQUIPMENT

The Company capitalized overhead costs relating to exploration and development activities during the three months ended March 31, 2009 of $0.8 million in Egypt (2008 - $0.1 million) and $0.1 million in Yemen (2008 - $0.02 million).

Unproven property costs excluded from the costs subject to depletion and depreciation for the three months ended March 31, 2009 totalled $10.0 million in Egypt (2008 - $9.9 million) and $7.5 million in Yemen (2008 - $6.5 million).

Future development costs for proved reserves included in the depletion calculations for the three months ended March 31, 2009 totalled $2.1 million in Egypt (2008 - $3.2 million) and $11.1 million in Yemen (2008 - $6.9 million).

5. DISCONTINUED OPERATIONS

On April 30, 2008, the Company sold its Canadian oil and natural gas interests for C$56.7 million, subject to normal closing adjustments. The Canadian operations have been accounted for as discontinued operations in accordance with Canadian GAAP. Results of the Canadian operations have been included in the financial statements up to the closing date of the sale (the date control was transferred to the purchaser). The Company used the cash proceeds from the sale and cash on hand to repay $55.0 million of debt.

Discontinued operations as at March 31, 2009 included current assets of $0.4 million, property and equipment of $0.3 million and current liabilities of $0.04 million. Discontinued operations at December 31, 2008 included current assets of $0.5 million, property and equipment of $0.3 million, and current liabilities of $0.3 million. The Company recorded a gain on disposition of $4.0 million, net of tax, in the year ended December 31, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Three Months Ended
(000s)	March 31, 2009	March 31, 2008
Revenue
Oil and gas sales, net of royalties and other	$-	$6,567

Expenses
Operating	-	1,857
Depletion, depreciation and accretion	-	2,687
		4,544
Income from discontinued operations before taxes	-	2,023
Future income tax recovery	-	82

Net income from discontinued operations	$-	$2,105

In Canada, the Company capitalized overhead costs relating to exploration and development activities during the three months ended March 31, 2008 of $0.4 million. Unproven property costs of $1.8 million were excluded from the costs subject to depletion and depreciation for 2008. Depletion, depreciation and accretion was not recorded while the assets were classified as held for sale.

6. GOODWILL

Changes in the carrying amount of the Company’s goodwill, arising from acquisitions, are as follows:

	Three Months Ended	Year Ended
(000s)	March 31, 2009	December 31, 2008
Balance, beginning of period	$8,180	$4,313
Changes during the period	-	3,867

Balance, end of period	$8,180	$8,180

7. LONG-TERM DEBT

	As at	As at
(000s)	March 31, 2009	December 31, 2008
Revolving Credit Agreement	$58,000	$58,000
Unamortized transaction costs	(653)	(770)
	57,347	57,230

Current portion of long-term debt	-	-
	$57,347	$57,230

As at March 31, 2009, the Company has a $60.0 million Revolving Credit Agreement of which $58.0 million is drawn. The Revolving Credit Agreement expires on September 19, 2010 and is secured by a first floating charge debenture over all assets of the Company, a general assignment of book debts, security pledge of the Company’s subsidiaries and certain covenants. The Revolving Credit Agreement bears interest at the Eurodollar Rate plus three percent. During the three months ended March 31, 2009, the average effective interest rate was 4.34% (March 31, 2008 – 6.64%) . In the three months ended March 31, 2009, the Company incurred $Nil (2008 - $1.1 million) in fees to draw on its Revolving Credit Agreement.

The future debt payments on long-term debt, as of March 31, 2009, are as follows:

(000s)
2009	$-
2010	58,000

8. SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares with no par value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Issued

	Three Months Ended		Year Ended
	March 31, 2009		December 31, 2008
(000s)	Shares	Amount	Shares	Amount
Balance, beginning of period	59,500	$50,532	59,627	$50,128
Share issuance	5,798	16,312	-	-
Stock options exercised	30	80	173	512
Stock options surrendered for cash payments	-	-	-	(256)
Stock-based compensation on exercise	-	42	-	403
Repurchase of common shares	-	-	(300)	(255)
Share issue costs	-	(1,166)	-	-

Balance, end of period	65,328	$65,800	59,500	$50,532

In the first quarter of 2009, the Company issued 5,798,000 common shares at C$3.45 per common share for gross proceeds of C$20.0 million (net C$18.6 million).

The Company has received regulatory approval to purchase, from time to time, as it considers advisable, up to 5,558,322 common shares under a Normal Course Issuer Bid which commenced August 1, 2008 and will terminate July 31, 2009. During the quarter ended March 31, 2009, the Company did not repurchase any common shares. During the year ended December 31, 2008, the Company repurchased and cancelled 300,000 common shares at an average price of C$3.87 per share. The excess of the purchase price over the book value in the amount of $0.9 million was charged to retained earnings during the year.

9. STOCK OPTION PLAN

Stock options

	Three Months Ended		Year Ended
	March 31, 2009		December 31, 2008
		Weighted-		Weighted-
	Number	Average	Number	Average
(000s, except per share amounts)	of	Exercise	of	Exercise
	Options	Price	Options	Price
Options outstanding, beginning of period	5,600	$3.73	2,936	$4.11
Granted	45	$2.29	3,457	$3.45
Exercised for common shares	(30)	$2.44	(173)	$2.25
Surrendered for cash payments	-	$-	(150)	$2.66
Forfeited	(130)	$5.01	(470)	$4.93

Options outstanding, end of period	5,485	$3.69	5,600	$3.73

Options exercisable, end of period	1,680	$4.17	1,758	$4.17

Stock-based compensation

Stock-based compensation expense of $0.5 million has been recorded in the Consolidated Statements of Income (Loss) and Retained Earnings for the three months ended March 31, 2009 (March 31, 2008 - $0.3 million). The fair value of all common stock options granted is estimated on the date of grant using the lattice-based binomial option pricing model. The weighted average fair value of the options granted during 2009 and the assumptions used in their determination are noted below:

Weighted average fair market value per option (C$)	1.04
Risk-free interest rate (percent)	1.86
Expected volatility (percent)	44.81
Expected dividend yield (percent)	0
Expected forfeiture rate (non-executive employees) (percent)	12
Early exercise (Year 1/Year 2/Year 3/Year 4/Year 5)	0%/10%/20%/30%/40%

Options granted vest annually over a three-year period and expire five years after the grant date.

10. CONTRIBUTED SURPLUS

	Three Months Ended	Year Ended
(000s)	March 31, 2009	December 31, 2008
Contributed surplus, beginning of period	$4,893	$3,562
Stock-based compensation expense	490	1,734
Transfer to common shares on exercise of options	(42)	(403)

Contributed surplus, end of period	$5,341	$4,893

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. ACCUMULATED OTHER COMPREHENSIVE INCOME

The balance of accumulated other comprehensive income consists of the following:

	Three Months Ended	Year Ended
(000s)	March 31, 2009	December 31, 2008
Accumulated other comprehensive income, beginning of period	$10,880	$11,766
Other comprehensive income (loss):
Foreign currency translation adjustment	-	(886)

Accumulated other comprehensive income, end of period	$10,880	$10,880

12. PER SHARE AMOUNTS

In calculating the net (loss) income per share, net (loss) income from continuing operations per share and net income from discontinued operations per share, basic and diluted, the following weighted average shares were used:

	Three Months Ended
(000s)	March 31, 2009	March 31, 2008
Weighted average number of shares outstanding	61,710	59,712
Dilution effect stock options	-	855

Weighted average number of diluted shares outstanding	61,710	60,567

The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the three-month period ended March 31, 2009, the Company excluded all stock options outstanding as there was a net loss in the period. For the three months ended March 31, 2008, the Company excluded 1,406,000 options because their exercise price was greater than the period average common share market price in the period.

13. CAPITAL DISCLOSURES

The Company’s objectives when managing capital are to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its oil and gas assets. The Company relies on cash flow to fund its capital investments. However, due to long lead cycles of some of its developments and corporate acquisitions, the Company’s capital requirements may exceed its cash flow generated in any one period. This requires the Company to maintain financial flexibility and liquidity. The Company sets the amount of capital in proportion to risk and manages to ensure that the total of the long-term debt is not greater than two times the Company’s funds flow from operations for the trailing twelve months. For the purposes of measuring the Company’s ability to meet the above stated criteria, funds flow from operations is defined as the net income (including net income from discontinued operations) before any deduction for depletion, depreciation and accretion, amortization of deferred financing charges, non-cash stock-based compensation, and non-cash derivative (gain) loss on commodity contracts.

The Company defines and computes its capital as follows:

	As at	As at
(000s)	March 31, 2009	December 31, 2008

Shareholders’ equity	$165,497	$154,735
Long-term debt, including the current portion	57,347	57,230
Cash and cash equivalents	(22,041)	(7,634)

Total capital	$200,803	$204,331

The Company’s debt-to-funds flow ratio is computed as follows:

	12 Months Trailing
(000s)	March 31, 2009	December 31, 2008
Long-term debt, including the current portion	$57,347	$57,230

Cash flow from operating activities	$49,366	$57,793
Changes in non-cash working capital	669	1,474
Funds flow from operations	$50,035	$59,267

Ratio	1.1	1.0

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company believes that its ratios are within reasonable limits, in light of the relative size of the Company and its capital management objectives.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company is also subject to financial covenants in its revolving credit agreement. The key financial covenants are as follows:

  Interest coverage ratio of greater than 3.5 to 1.0, calculated as EBITDAX to interest expense, for the immediately preceding four consecutive fiscal quarters. For the purposes of the financial covenant calculations EBITDAX shall mean Consolidated Net Income before interest, income taxes, depreciation, depletion, amortization, and accretion, unrealized hedging losses and stock based compensation expense.
  Indebtedness to EBITDAX of less than 2.0 to 1.0. For the purposes of the financial covenant calculation, indebtedness shall mean the balance of the Revolving Credit Facility, letters of credit and any amounts payable in connection with a realized derivative loss.
  Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.

The Company is in compliance with all financial covenants at March 31, 2009.

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Carrying Values and Estimated Fair Values of Financial Assets and Liabilities
The Company has classified its cash and cash equivalents as assets held-for-trading and its derivative commodity contracts as financial assets or liabilities held-for-trading, which are both measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; accounts payable and accrued liabilities, income taxes payable, liabilities of discontinued operations, and long-term debt are classified as other liabilities, all of which are measured at amortized cost.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	March 31, 2009
Classification (000s)	Carrying Value	Fair Value
Financial assets held-for-trading	$23,879	$23,879
Loans and receivables	28,440	28,440
Financial liabilities held-for-trading	-	-
Other liabilities	72,648	73,301

Credit Risk
Credit risk is the risk of loss if the counter parties do not fulfill their contractual obligations. The majority of the accounts receivable are in respect of oil and gas operations. The Company generally extends unsecured credit to these customers and therefore the collection of accounts receivable may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

Trade and other receivables from continuing operations are analyzed in the table below. With respect to the trade and other receivables that are not impaired and past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

(000s)
Trade and other receivables at March 31, 2009
Neither impaired nor past due	$11,973
Impaired (net of valuation allowance)	-
Not impaired and past due in the following period:
Within 30 days	1,891
31-60 days	1,509
61-90 days	1,916
Over 90 days	11,151

In Egypt, the Company sold all of its 2009 production to one purchaser. In Yemen, the Company sold all of its 2009 Block 32 production to one purchaser and all of its 2009 Block S-1 production to one purchaser.

Market Risk
Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

a) Commodity Price Risk
The Company’s operational results and financial condition are partially dependent on the commodity prices received for its oil production. Commodity prices have fluctuated significantly during recent years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Any movement in commodity prices would have an effect on the Company’s financial condition. Therefore, the Company has entered into various financial derivative contracts to manage fluctuations in commodity prices in the normal course of operations. The following contracts are outstanding at March 31, 2009:

Dated Brent Pricing
Period	Volume	Type	Put-Call
Crude Oil
April 1, 2009-December 31, 2009	12,000 Bbls/month	Financial Collar	$60.00-$82.10
April 1, 2009-December 31, 2009	6,000 Bbls/month	Financial Collar	$60.00-$86.10
January 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00-$84.25
April 1, 2009-December 31, 2009	12,000 Bbls/month	Financial Collar	$40.00-$55.00
January 1, 2010-August 31, 2010	9,000 Bbls/month	Financial Collar	$40.00-$80.00

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheet, with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

When assessing the potential impact of commodity price changes on its financial derivative commodity contracts, the Company believes 10% volatility is a reasonable measure. The effect of a 10% increase in commodity prices on the derivative commodity contracts would decrease the net (loss) income, for the three months ended March 31, 2009, by $1.5 million. The effect of a 10% decrease in commodity prices on the derivative commodity contracts would increase the net (loss) income, for the three months ended March 31, 2009, by $1.5 million.

b) Foreign Currency Exchange Risk
The Company’s Canadian dollar transactions are exposed to fluctuations in foreign currency exchange rates. The Company manages its foreign currency exchange risk by maintaining foreign currency bank accounts and receivable accounts to offset foreign currency payables and planned expenditures.

As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the potential impact of fluctuations in foreign exchange rates on the Company’s financial instruments would have a minimal impact on net income and other comprehensive income for the three months ended March 31, 2009.

c) Interest Rate Risk
Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2009 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.- dollar-denominated debt the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net (loss) income, for the three months ended March 31, 2009, by $0.1 million. The effect of interest rates decreasing by 1% would increase the Company’s net (loss) income, for the three months ended March 31, 2009, by $0.1 million.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.

The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at March 31, 2009:

(000s)		Payment Due by Period[1,2]
	Recognized					More
	in Financial	Contractual	Less than			than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	$15,301	$15,301	$-	$-	$-
Long-term debt:
Revolving Credit Agreement	Yes-Liability	58,000	-	58,000	-	-
Office and equipment leases	No	685	243	442	-	-
Minimum work commitments[3]	No	10,500	1,400	2,500	6,600	-
Total		$84,486	$16,944	$60,942	$6,600	$-

1	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2.	Payments denominated in foreign currencies have been translated at March 31, 2009 exchange rates.
3.	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs. In addition, the Company raised gross proceeds of C$20.0 million in the quarter ended March 31, 2009 through a share issuance.

The existing banking arrangements at March 31, 2009 consist of a Revolving Credit Facility of $60.0 million of which $58.0 million is drawn.

The table below shows cash inflows for financial derivative instruments based on forward curves prices for Dated Brent oil of $46.52/Bbl at March 31, 2009:

Less than 1 year	$1,523
1-3 years	315

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. COMMITMENTS AND CONTINGENCIES

The Company is subject to certain office and equipment leases (Note 14).

Pursuant to the East Hoshia Development Lease in Egypt, the Company has committed to drilling three exploration wells and submitted a letter of production guarantee for $4.0 million ($1.4 million remaining) as security (expiring June 1, 2009). One exploration well has been drilled and one well is currently drilling.

Pursuant to the Production Sharing Agreement (“PSA”) for Block 72 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $2.0 million ($0.7 million to TransGlobe) during the second exploration period. The second 30-month exploration period commenced on January 12, 2009.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $7.0 million ($1.8 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and one exploration well. The first 36-month exploration period commenced March 8, 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the bid awarded for Block 84 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $20.1 million ($6.6 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and four exploration wells. The first 42-month exploration period will commence when the PSA has been approved and ratified by the government of Yemen, anticipated to occur in 2009.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and South Rahmi (up to $2.0 million) development leases, to be evaluated annually. As at December 31, 2008, no additional fees are due in 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. SEGMENTED INFORMATION

	Egypt		Yemen		Total
	Three Months Ended March 31
(000s)	2009	2008	2009	2008	2009		2008
Revenue
Oil sales, net of royalties and other	$10,019	$10,065	$9,041	$19,283	$19,060	$
							29,348
Other income	-	31	-	-	-		31

Total revenue	10,019	10,096	9,041	19,283	19,060		29,379

Segmented expenses
Operating expenses	2,787	711	2,419	3,212	5,206		3,923
Depletion and depreciation	9,473	4,927	2,501	3,062	11,974		7,989
Income taxes	2,196	3,124	978	4,108	3,174		7,232

Total segmented expenses	14,456	8,762	5,898	10,382	20,354		19,144

Segmented (loss) income	$(4,437)	$1,334	$3,143	$8,901	(1,294)		10,235

Non-segmented expenses
Derivative loss on commodity contracts
(Note 14a)					200		3,911
General and administrative					2,506		2,272
Interest on long-term debt					607		1,681
Depreciation					43		37
Foreign exchange gain					304		13
Other expense (income)					-		(32)

Total non-segmented expenses					3,660		7,882

Net (loss) income from continuing					(4,954)		2,353
operations
Net income from discontinued
operations (Note 5)					-		2,105

Net (loss) income					$(4,954)		$4,458

Capital expenditures
Exploration and development	$7,309	$3,318	$1,545	$2,947	$8,854		$6,265
Corporate acquisitions					-		36,601
Corporate					72		16

Net capital expenditures					$8,926		$42,882

	Mar. 31	Dec. 31	Mar. 31	Dec. 31	Mar. 31		Dec. 31
	2009	2008	2009	2008	2009		2008
Property and equipment	$126,508	$128,672	$48,953	$49,909	$175,461		$178,581
Goodwill	8,180	8,180	-	-	8,180		8,180
Other	24,514	27,517	10,286	6,430	34,800		33,947
Segmented assets	$159,202	$164,369	$59,239	$56,339	218,441		220,708
Non-segmented assets					19,032		6,766
Discontinued operations					672		764

Total assets					$238,145		$228,238

17. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with current period presentation.

For further information, please contact:
Anne-Marie Buchmuller
Manager, Investor Relations & Assistant Corporate Secretary
Tel: (403) 268-9868
Cell: (403) 472-0053
Web site: www.trans-globe.com
E-mail: investor.relations@trans-globe.com